KW 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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FEB 26 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSEVIEW SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 FEDERAL STREET, SUITE 610
(No. and Street)

BOSTON (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WITKIN, KENNETH J 617-951-3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPHAEL AND RAPHAEL LLP
(Name – *if individual, state last, first, middle name*)

52 CHURCH STREET (Address) BOSTON (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13013114

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

OATH OR AFFIRMATION

I, WITKIN, KENNETH J, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROSEVIEW SECURITIES LLC, as of December 31st, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF COMPLIANCE OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

To the Members of Roseview Securities LLC
75 Federal Street, Suite 610
Boston, MA 02110

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 01, 2012 to December 31, 2012, which were agreed to by Roseview Securities LLC (Roseview) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Roseview's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Roseview's management is responsible for Roseview's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
2. Compared the total revenue amounts of the audited Form X-17A-5 for the period January 01, 2012 to December 31, 2012, with the amounts reported in Form SIPC-7T for the period January 01, 2012 to December 31, 2012, see revenues noted for this period on the attached schedule;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, as noted in attached schedule

We were not engaged to, and did not, conduct an examination, the objective of which would have been the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

February 15, 2013

Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

February 15, 2013

To the Management of
Roseview Securities LLC
Boston, Massachusetts

We have audited the financial statements of Roseview Securities LLC (the Company) for the year ended December 31, 2012, and have issued our report thereon dated February 15, 2013. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated January 9, 2013. Professional standards also require that we provide you with the following information related to our audit.

Significant Accounting Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Roseview Securities LLC are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2012. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was the calculation of cost sharing. We evaluated the key factors and assumptions used to develop the calculation of cost sharing in determining that it is reasonable in relation to the financial statements taken as a whole.

Difficulties Encountered in Performing Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has determined that their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 15, 2013.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the management of Roseview Securities LLC and is not intended to be and should not be used by anyone other than this specified party.

Very truly yours,

Raphael and Raphael LLP

Raphael and Raphael LLP

Certified Public Accountants

TABLE OF CONTENTS

Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

INDEPENDENT AUDITOR'S REPORT

To the Members
Roseview Securities LLC
Boston, Massachusetts

We have audited the accompanying financial statements of Roseview Securities LLC (a Massachusetts Limited Liability Company), which comprise the statement of financial condition as of December 31, 2012 and the related statements of income, changes in members' equity and statement of cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Roseview Securities LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully submitted,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 15, 2013

ROSEVIEW SECURITIES LLC

Statement of Financial Condition
As of December 31, 2012

ASSETS

ASSETS:		
Cash and Cash Equivalents	$	1,194,848
Accounts Receivable		75,676
Other Assets		380
Due From Related Parties		2,856,864
TOTAL ASSETS	$	4,127,768

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accrued Expenses		18,590
TOTAL LIABILITIES		18,590
MEMBERS' EQUITY:		4,109,178
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	4,127,768

The accompanying notes are an integral part of these financial statements.

ROSEVIEW SECURITIES LLC

Statement of Income and Changes in Members' Equity
For the Year Ended December 31, 2012

REVENUE:		
Income from Operations	$	5,659,962
TOTAL REVENUE		5,659,962
OPERATING EXPENSES:		
Expense Sharing		60,247
Professional Fees		1,518,042
Other Operating Expenses		293,911
TOTAL OPERATING EXPENSES		1,872,200
NET INCOME:		3,787,762
MEMBERS' EQUITY, BEGINNING OF YEAR		321,416
MEMBERS' EQUITY, END OF YEAR	$	4,109,178

The accompanying notes are an integral part of these financial statements.

ROSEVIEW SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2012

Cash Flows from Operating Activities:	
Net Income	$ 3,787,762
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
(Increase) in:	
Accounts Receivable	(75,676)
Due from Related Party	(2,849,534)
Increase (Decrease) in:	
Accounts Payable	(2,500)
Accrued Expenses	11,090
Total Adjustments	(2,916,620)
Net Cash Provided by Operating Activities	871,142
Net Increase in Cash and Cash Equivalents	871,142
Cash and Cash Equivalents at Beginning of Year	323,706
Cash and Cash Equivalents at End of Year	$ 1,194,848

The accompanying notes are an integral part of these financial statements.

ROSEVIEW SECURITIES LLC

Notes to Financial Statements
December 31, 2012

Note 1 - ORGANIZATION:

Roseview Securities LLC (the Company) was established on February 18, 2005. The primary activity of the Company is to facilitate capital raising activities for private companies. It is a registered broker/dealer and, accordingly, is subject to the governing rules and regulations of the Financial Industry Regulatory Authority (FINRA) as well as certain other regulatory agencies. While it is based in Boston, Massachusetts, it has no geographical limits on its operations.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition - A principal source of operating revenues is success fees for performance of investment banking agency services, calculated as a percentage of capital raised by the Company's clients. The Company recognizes revenues when prospective investors have given formal indication of their intent to commit investment funds, when substantially all contingencies relating thereto have been satisfied, and when such fees are payable pursuant to the underlying agreement with the client.

Cash and Cash Equivalents - For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could vary from these estimates.

Accounts Receivable - Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. All of the accounts receivable are considered collectible. Accordingly, no allowance for doubtful accounts is required.

Income Taxes - The Company is not a taxpaying entity for income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxable to its members. In general, the Company's federal and state income tax returns remain subject to examination for three years.

Basis of Accounting - The Company uses the accrual method of accounting for financial reporting purposes.

Subsequent Events - Subsequent events are events or transactions that occur after the balance sheet date but that could affect the amounts or disclosures in the financial statements. Management has evaluated subsequent events through the date that the financial statements are available to be issued, which is the date noted at the bottom of the auditor's report.

Note 3 – CAPITAL STRUCTURE:

The Company is governed by the Third Amended and Restated Operating Agreement dated December 31, 2012. This agreement amends and restates the previous Operating Agreement dated July 1, 2010. The Company is 60% owned by Roseview Capital Partners, LLC (the Majority Owner), with four additional members holding interests of 10% each.

Note 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and that net capital shall in no event fall below $5,000. At December 31, 2012, the Company had net capital of $1,251,934 which was $1,246,934 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 1.48%.

Note 5 – RELATED PARTY TRANSACTIONS:

The Company had various transactions with related parties during the year ended December 31, 2012. Administrative expenses are paid by a related party.

From time to time the Majority Owner deposits the Company's receipts and pays the Company's expenses. The Company and the Majority Owner have entered into a Management and Expense Sharing Agreement whereby the Company reimburses the Majority Owner for payroll based on the ratio of time spent working on the Company, and indirect overhead expenses based on the payroll allocation.

During 2012, the Majority Owner incurred $326,858 of expenses on behalf of the Company, and the Company paid $226,367 to the Majority Owner. At year-end, $93,136 was payable to the Majority Owner for payroll and overhead.

The Company transferred $2,950,000 of excess cash to the Majority Owner to generate investment income in 2012. The Company considers the imputation of interest income on the temporary loan to be immaterial. The Company plans to return the funds to an investment account in the Company's name in 2013.

Note 6 - CONCENTRATIONS:

The Company maintains bank account balances which at times exceed federally insured amounts.

100% of income from operations was generated from two customers during 2012.

ROSEVIEW SECURITIES LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commision
As of December 31, 2012

NET CAPITAL		
Total Stockholders' Equity Qualified for Net Capital		$ 4,109,178
Deductions and/or Charges:		
Non-allowable Assets:		
Accounts Receivable	$ 75,676	
Due from Related Parties	2,856,864	
Other Assets	380	
Total Non-allowable Assets		(2,932,920)
Net Capital		$ 1,176,258
AGGREGATE INDEBTEDNESS		
Accrued Expenses	18,590	
Total Aggregate Indebtedness		$ 18,590
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 1,239
Minimum Dollar Net Capital Requirement		$ 5,000
Excess Net Capital		$ 1,171,258
Excess Net Capital at Greater of 10% of Liabilities or 120% of Net Capital Requirement		$ 1,170,258
Percentage of Aggregate Indebtedness to Net Capital		1.58%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited form X-17A-f Part II - A filing as of December 31, 2012.

ROSEVIEW SECURITIES LLC

Schedule II
Computation For Determination of the Reserve Requirements
and Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2012

The Company claims exemption under provisions of Rule 15c3-3 under paragraph (k)(2)(i) and was in compliance with the condition of such exemption.

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

ROSEVIEW SECURITIES LLC

Schedule III
Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Period Beginning January 01, 2012 and Ending December 31, 2012

Total revenue	$ 5,659,962
Additions:	
Various (list)	
Total additions	$ -
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	-
Revenues from commodity transactions	-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
Net gain from securities in investment accounts	-
100% commissions and markups earned from transaction in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	-
Other	-
Total deductions	$ -
SIPC NET OPERATING REVENUES	$ 5,659,962
GENERAL ASSESSMENT @ .0025 (MINIMUM $150)	$ 14,150

ROSEVIEW SECURITIES LLC

Schedule III
Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Period Beginning January 01, 2012 and Ending December 31, 2012

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 14,150
Less Payments Made:		
Date Paid:	Amount	
7/2012	$ 3,060	(3,060)
Interest on late payment(s)		$ -
Total Assessment Balance		$ 11,090
PAID WITH THIS FORM		$ 11,090